UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sunlands Technology Group

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00005 per share

(Title of Class of Securities)

86740P108**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number relates to the American Depositary Shares representing the Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86740P108	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,074.96(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,074.96(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,074.96(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Number of shares beneficially owned are expressed in equivalent Class A ordinary shares, par value $0.00005 per share (the “Class A Ordinary Shares”), of Sunlands Technology Group (the “Issuer”), underlying the Issuer’s American Depositary Shares (“ADSs”). Each 25 ADSs represent one Class A Ordinary Share of the Issuer.

[2]

Based on 1,724,717 Class A Ordinary Shares outstanding as of September 30, 2019, as reported in the Issuer’s press release included as Exhibit 99.1 to its Form 6-K for the month of November 2019, furnished to the SEC on November 22, 2019.

CUSIP No. 86740P108	13G	Page 3 of 5 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,074.96(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,074.96(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,074.96(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%(4)
12.	Type of Reporting Person (See Instructions) IA, OO

[3]	Number of shares beneficially owned are expressed in equivalent Class A Ordinary Shares underlying the ADSs. Each 25 ADSs represent one Class A Ordinary Share of the Issuer.
[4]

Based on 1,724,717 Class A Ordinary Shares outstanding as of September 30, 2019, as reported in the Issuer’s press release included as Exhibit 99.1 to its Form 6-K for the month of November 2019, furnished to the SEC on November 22, 2019.

CUSIP No. 86740P108	13G	Page 4 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Ordinary Shares of the Issuer on February 14, 2019 (the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Ordinary Shares of the Issuer.

CUSIP No. 86740P108	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer